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___________

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WRITER’S DIRECT NUMBER

BRIAN T. MARKLEY
MEGHAN N. McDERMOTT
WILLIAM J. MILLER
NOAH B. NEWITZ
WARREN NEWTON §
DAVID R. OWEN
JOHN PAPACHRISTOS
LUIS R. PENALVER
KIMBERLY PETILLO-DÉCOSSARD
SHEILA C. RAMESH
MICHAEL W. REDDY
OLEG REZZY
THORN ROSENTHAL
TAMMY L. ROY
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ROSS E. STURMAN
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GLENN J. WALDRIP, JR.
HERBERT S. WASHER
MICHAEL B. WEISS
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JOSHUA M. ZELIG
DANIEL J. ZUBKOFF

 * ADMITTED AS A SOLICITOR IN ENGLAND AND WALES ONLY
 ± ADMITTED AS A SOLICITOR IN WESTERN AUSTRALIA ONLY
 ‡ ADMITTED IN DC ONLY
 Sec. ADMITTED AS AN ATTORNEY IN THE REPUBLIC OF SOUTH AFRICA ONLY

January 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	NOVONIX Limited
Registration Statement on Form 20-FR
Filed January 7, 2022
Amendment No. 1 to Registration Statement on Form 20-FR
Filed January 25, 2022
File No. 001-41208

Dear Mr. Jones, Mr. Kruczek, Ms. Clark and Ms. Gilmore:

On behalf of NOVONIX Limited (the “Company”), a corporation organized under the laws of the Commonwealth of Australia, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter, dated January 27, 2022, relating the Registration Statement on Form 20-FR, filed on January 7, 2022 (the “Registration Statement”) and Amendment No. 1 to Registration Statement on Form 20-FR, filed on January 25, 2022 (“Amendment No. 1”).  Concurrently with the filing of this letter, we are filing an amended registration statement on Form 20-FR (“Amendment No. 2”) with the Commission via EDGAR.

To facilitate the Staff’s review, we have separately delivered to you today an electronic copy of Amendment No. 2, marked to show changes to the Amendment No. 1. The Company has responded to all of the Staff’s comments by revising Amendment No. 2 to address the comments, or by providing an explanation if the Company has not so revised Amendment No. 2. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the language addressing a particular comment appears.

*     *     *     *

CAHILL GORDON & REINDEL LLP

Amendment No. 1 to Registration Statement on Form 20-FR filed January 25, 2022

ADS holders rights to pursue claims is limited by the terms of the deposit agreement, page 30

1.
The scope of the jurisdiction provision, as disclosed here, appears to be inconsistent with the scope discussed in Exhibit 2.1. For example, that exhibit does not discuss the Securities Act or Exchange Act or whether the provision applies to claims under those laws. Likewise, you disclose here that the scope involves jurisdiction "over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs." However, Section 7.6 of that exhibit includes no such statement; rather, it indicates only that the "Company" consents to the jurisdiction in New York.   Please revise.

The Company has reviewed the Staff’s comments, the referenced disclosure and Exhibit 2.1, and agree that Exhibit 2.1 does not contain an exclusive forum provision, but rather contains the Company’s consent to the jurisdiction in New York.  We have revised the disclosure beginning on page 30 accordingly.

American Depositary Shares, page 115

2.	Please revise the disclosure in Item 12.D. beginning on page 115 to include a discussion of the exclusive forum provision in the deposit agreement.

The Company has reviewed the Staff’s comment, the referenced disclosure and Exhibit 2.1, and notes that Exhibit 2.1 does not contain an exclusive forum provision. As a result, we have not included the requested discussion.

If you have any questions regarding this filing, please contact Kimberly C. Petillo-Décossard (212-701-3265, kpetillo-decossard@cahill.com) or William J. Miller (212-701-3836, wmiller@cahill.com).

Thank you for your time and attention

Sincerely,

/s/ Kimberly C. Petillo-Décossard
Kimberly C. Petillo-Décossard

cc:
Dr. Christopher Burns, Chief Executive Officer, NOVONIX LIMITED
William J. Miller, Cahill Gordon & Reindel LLP